Exhibit 99.1

Nano Dimension and HENSOLDT Enter Strategic Collaboration

Leading sensor solutions provider works with Nano Dimension to develop innovative applications, explore integrated electronics functionality possibilities

NESS ZIONA, Israel, and Taufkirchen, Germany, June 12, 2019 – Nano Dimension Ltd., a leading additive electronics provider for electronics (NASDAQ, TASE: NNDM), announced today a strategic collaboration with HENSOLDT, a leading global security and defense electronics firm. Under this collaboration, HENSOLDT’s engineers will work closely with Nano Dimension’s engineering team to develop innovative applications for Hensoldt’s security and defense business.

HENSOLDT, which was one of the first companies in Europe to test and then purchase Nano Dimension’s ground-breaking DragonFly Pro printer for printed electronics, already has printed hundreds of complex circuit boards using the DragonFly. Now, HENSOLDT will expand its use of the award-winning additive manufacturing solution with the aim of accelerating accessibility and adoption of electronics manufacturing, paving the way for the manufacture of products and components with integrated functionality – better known as 3D structural electronics. The push for new products and components is largely being driven by the need for miniaturization and modularity in design.

The collaboration leverages Nano Dimension’s market leadership in additive manufacturing of printed electronics and Hensoldt’s advanced defense and security technologies. HENSOLDT currently uses the DragonFly Pro system at its company headquarters in Taufkirchen near Munich.

“Our focus is on providing our customers with the highest quality cutting-edge innovations,” said Thomas Stocker, HENSOLDT’s Head of Engineering. “By using the DragonFly, we’ve already accelerated our application development. Now, our strategic collaboration with Nano Dimension is further empowering our engineers in expediting product development cycles, while giving them the freedom to explore next-generation designs and solutions not possible with traditional manufacturing methods.”

“HENSOLDT is doing some of the most advanced electronics work in the world, and we are delighted that our engineering team can help them lead the change in developing additive manufacturing in electronics and building the applications of tomorrow,” said Amit Dror, CEO of Nano Dimension. “We expect to see great advances in electronics technology emerge through this collaboration.”

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

About Hensoldt Sensors GmbH

HENSOLDT is a global pioneer of technology and innovation in the area of defence and security electronics. The company is a market leader in civilian and military sensor solutions, developing new products to counter evolving threats based on disruptive concepts in such fields as big data, robotics and cyber security. With a workforce of some 4,300 employees, HENSOLDT generates revenues of more than one billion euros per year.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, the collaboration with HENSOLDT, that HENSOLDT will expand its use of the additive manufacturing solution with the aim of accelerating accessibility and adoption of electronics manufacturing, and helping HENSOLDT lead the change in developing additive manufacturing in electronics. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com

HENSOLDT PR CONTACT

Joachim Schranzhofer, Head of Communications | +49.89.51518.1823 | joachim.schranzhofer@hensoldt.net